

03016977



2002 Annual Report





PSB
HOLDINGS, INC.

Table Of Contents

EARNINGS	2002	2001	2000	1999	1998
Net interest income	**$12,642**	$10,959	$9,400	$9,073	$8,025
Non-interest income	**3,048**	2,065	1,446	1,265	1,407
Non-interest expense	**8,227**	7,315	6,474	6,221	6,115
Net income	**4,365**	3,366	2,670	2,589	2,089

PER SHARE DATA	2002	2001	2000	1999	1998
Diluted earnings per share	**$2.60**	$2.00	$1.56	$1.47	$1.18
Dividends declared per share	**0.565**	0.540	0.515	0.500	0.465
Book value per share	**17.59**	15.10	13.27	11.92	11.64

FINANCIAL POSITION	2002	2001	2000	1999	1998
Total assets	**$371,469**	$344,296	$306,239	$259,889	$233,491
Loans	**256,015**	236,573	224,702	180,524	148,582
Deposits	**297,830**	273,635	241,534	202,354	199,800
Stockholder's equity	**29,302**	25,349	22,274	21,046	20,556

RATIOS	2002	2001	2000	1999	1998
Return on average equity	**15.97%**	13.96%	12.33%	12.31%	10.62%
Return on average assets	**1.25%**	1.05%	0.94%	1.08%	0.96%
Net interest rate margin (tax adjusted)	**3.95%**	3.73%	3.62%	4.16%	4.04%
Expense efficiency ratio	**50.68%**	54.50%	58.05%	58.29%	62.69%

As of and for the years ended December 31 ($000's except share data)

SUMMARY FINANCIAL PERFORMANCE


10.62%
12.31%
12.33%
13.96%
15.97%
'98
'99
'00
'01
'02

return on average equity (%)


$1.18
$1.47
$1.56
$2.00
$2.60
'98
'99
'00
'01
'02

diluted EPS ($)


$2,089
$2,589
$2,670
$3,366
$4,365
'98
'99
'00
'01
'02

net income ($ thousands)

STATEMENTS OF INCOME	2002	2001	2000	1999	1998
Interest income on loans	**$18,022**	$19,263	$18,260	$14,065	$13,404
Interest income on securities	**3,622**	3,641	3,485	3,471	3,020
Other interest income	**271**	523	195	135	323
TOTAL INTEREST INCOME	**21,915**	**23,427**	**21,940**	**17,671**	**16,747**
Interest expense on deposits	**6,836**	9,770	10,105	7,585	8,176
Interest expense on borrowings	**2,437**	2,698	2,435	1,013	546
TOTAL INTEREST EXPENSE	**9,273**	**12,468**	**12,540**	**8,598**	**8,722**
Net interest income	**12,642**	10,959	9,400	9,073	8,025
Provision for loan losses	**1,110**	890	600	460	300
NET INTEREST INCOME AFTER PROVISIONS FOR LOAN LOSSES	**11,532**	**10,069**	**8,800**	**8,613**	**7,725**
Service fees and charges	**1,217**	1,010	855	709	699
Gain on sale of loans	**1,492**	683	66	223	332
Other income	**339**	372	525	333	376
TOTAL NON-INTEREST INCOME	**3,048**	**2,065**	**1,446**	**1,265**	**1,407**
Salaries and employee benefits	**4,927**	4,419	3,842	3,621	3,331
Other expenses	**3,300**	2,896	2,632	2,600	2,784
TOTAL NON-INTEREST EXPENSE	**8,227**	**7,315**	**6,474**	**6,221**	**6,115**
Net income before taxes	**6,353**	4,819	3,772	3,657	3,017
Provision for income taxes	**1,988**	1,453	1,102	1,068	928
NET INCOME	**$4,365**	**$3,366**	**$2,670**	**$2,589**	**$2,089**

Years ended December 31 ($000's except share data)

STATEMENTS OF INCOME


0.96%
1.08%
0.94%
1.05%
1.25%
'98
'99
'00
'01
'02
return on average assets (%)


62.69%
58.29%
58.05%
54.50%
50.68%
'98
'99
'00
'01
'02
expense efficiency ratio (%)


4.04%
4.16%
3.62%
3.73%
3.95%
'98
'99
'00
'01
'02
net interest rate margin (%)

ASSETS	2002	2001	2000	1999	1998
Cash and cash equivalents	**$21,552**	$25,550	$9,367	$11,988	$13,427
Investment securities	**81,057**	70,444	62,097	59,632	61,299
Federal Home Loan Bank stock	**2,264**	2,151	2,009	700	655
Loans held for sale	**949**	1,403	114	–	3,120
Loans receivable	**259,173**	239,542	227,109	182,623	150,529
Allowance for loan losses	**(3,158)**	(2,969)	(2,407)	(2,099)	(1,947)
Premises and equipment	**6,158**	4,755	4,751	3,897	3,886
Mortgage servicing rights	**697**	284	–	–	–
Other assets	**2,777**	3,136	3,199	3,148	2,522
TOTAL ASSETS	**$371,469**	**$344,296**	**$306,239**	**$259,889**	**$233,491**

LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2001	2000	1999	1998
Non-interest bearing deposits	**$45,457**	$41,507	$35,192	$33,658	$33,150
Interest bearing deposits	**252,373**	232,128	206,342	168,696	166,650
TOTAL DEPOSITS	**297,830**	**273,635**	**241,534**	**202,354**	**199,800**
Borrowings	**41,303**	42,327	39,515	34,215	10,549
Other liabilities	**3,034**	2,985	2,916	2,274	2,586
TOTAL LIABILITIES	**342,167**	**318,947**	**283,965**	**238,843**	**212,935**
Stockholders' equity	**29,302**	25,349	22,274	21,046	20,556
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$371,469**	**$344,296**	**$306,239**	**$259,889**	**$233,491**

As of December 31 ($000's except share data)

CONSOLIDATED BALANCE SHEETS


$233
$260
$306
$344
$371
'98
'99
'00
'01
'02
total assets ($ millions)


$200
$202
$242
$274
$298
'98
'99
'00
'01
'02
total deposits ($ millions)


$0.465
$0.505
$0.515
$0.540
$0.565
'98
'99
'00
'01
'02
dividends per share ($)



AUDITOR'S LETTER

The Board of Directors and Stockholders
PSB Holdings, Inc.
Wausau, Wisconsin

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheets of PSB Holdings, Inc. and Subsidiary at December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, (not presented separately herein), and in our report dated February 3, 2003, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Wipfli Ullrich Bertelson LLP

Wipfli Ullrich Bertelson LLP

February 3, 2003
Wausau, Wisconsin

REAL ESTATE LENDING



Entering 2002, the Bank expected to have a busy January and February as we completed refinancing loans for customers taking advantage of record low mortgage rates during 2001. Who could have predicted that we would report yet another year of record refinancing and secondary market activity during 2002?

Peoples was Marathon County's leading community bank real estate lender by financing over 1,200 first mortgage real estate loans with almost $132 million in principal. We are a leader because our customer can expect local, fast and courteous service with competitive interest rates.

The Bank's partnership with the Federal Home Loan Bank of Chicago (FHLB) allows us to retain customer relationships while avoiding the interest rate risk inherent in long-term fixed rate loans. The program has grown substantially from its inception in November 2000 and by January 2003 the Bank achieved a significant milestone and now services over $100 million in home loans for the FHLB. Peoples collects a servicing fee from the FHLB for maintaining these relationships and receives additional fees for minimizing delinquencies and losses on loan foreclosures.


$95
$62
$29
$18
$5
'98
'99
'00
'01
'02

loan principal sold ($ millions)


$1492
$683
$332
$223
$66
'98
'99
'00
'01
'02

gains on loans sold ($ thousands)

COMMERCIAL LENDING



Peoples remains consistent in its focus on commercial lending growth and in 2002, our commercial loan portfolio increased 18%. The sustained upsurge in lower risk loans secured by commercial real estate was again a factor in this year's growth. In addition, we enjoyed one of the lowest delinquency rates in recent years.

Our bank continues to maintain its diligence in seeking out knowledgeable, well-trained commercial lenders. In five short years, our commercial lending staff has grown substantially. In 2002, we added two well-respected commercial bankers, increasing the number of qualified individuals on our commercial lending staff to seven, with the combined experience of over 75 years.

As always, our concentration centers on building lasting relationships with our customers. Whether they are starting a business, expanding an existing business or simply in search of a professional partner, Peoples offers the financial advantage their business deserves. Satisfaction is our priority, and we take the time to understand individual needs, and provide responsive customer service. Peoples knows the value of trust, and we are unrelenting in our efforts to find new ways to serve the business community.





KOLBE & KOLBE

KOLBE & KOLBE MILLWORK CO., INC.

"In the early 1960's Herb and Ervin Kolbe came to the conclusion that if they were going to grow their business, they needed to take some risks and develop a relationship with a bank that understood the value of a solid partnership between themselves and their clients. The Curtis Millwork plant was for sale so they took a chance and purchased it, and then sold the buildings for salvage and the land to a developer who planned a shopping center on the site.

The Kolbe's chose to form a partnership with Peoples State Bank, because it was known as the working man's bank. The rest is history. As it turned out, the profits from the sale of the Curtis property and the new association with Peoples made it possible for the brothers to take Kolbe & Kolbe Millwork Co. to its current position as the largest manufacturing employer in Marathon County.

Over the years we have been able to build a lasting relationship with the Peoples team of professionals. As our needs have changed and we continue to grow, Peoples has been there to steer us in the right direction while always looking out for our best interests.

Kolbe & Kolbe's partnership with Peoples is an asset worth having, and we highly recommend them to anyone looking for a long-term banking partner."

Judy Gorski, President, Kolbe & Kolbe Millwork Co., Inc.

TESTIMONIALS


K/K
Main Office



BERGSTROM AUTOMOTIVE

BERGSTROM AUTOMOTIVE

"Bergstrom Automotive likes to do its banking business with locally owned and professionally managed financial providers. It's good business, and we enjoy the commitment to prompt and accommodating service that we receive from the banking associates at Peoples State Bank. It's a win-win when our dealership and our banking service provider work together to grow our businesses in the communities we serve and depend upon."

Richard A. Bergstrom, President, Bergstrom Automotive

REI

"Through the hard work and dedication of our team, REI's business has seen exponential growth in the last decade. We were very honored to receive the 2002 Wausau/Marathon County Small Business of the Year award. The services we provide in civil engineering, land planning and surveying, and environmental/safety consulting are possible because of the professional team at REI. Peoples' team of professionals works hard to create a friendly, locally owned atmosphere.

We truly believe that to succeed, a company needs to take vested interest in their community. Peoples understands the severity of business growth in our community, and has taken the time to invest in our local community. While REI has expanded our services and concentrated on client satisfaction, Peoples has exceeded our expectations in new services and client satisfaction. We look forward to a positive future with Peoples, which will convey growth and opportunity."

Jenifer Gustafson, Owner, REI

REI


REI
NORTHWEST PETROLEUM

Jenifer Gustafson, Owner *Jay Nieuwenhuis, Owner* *Tom Nieuwenhuis, Owner*



MARKET EXPANSION

BRANCH LOCATIONS

Wausau – Main
1905 Stewart Avenue
715.842.2191

Wausau – Eastside
1201 Sixth Street
715.848.0299

Rib Mountain
2904 Rib Mountain Drive
715.842.1456

Marathon
301 Main Street
715.443.3844

Rhinelander – Main
8 East Anderson Street
715.362.7800

Rhinelander – Trig's Foods
232 South Courtney Street
715.362.7800

Eagle River – Trig's Foods
909 East Wall Street
715.479.1794

1.888.929.9902
www.psbwi.com

RHINELANDER – MAIN




PEOPLES STATE BANK

EAGLE RIVER – TRIG'S FOODS

Our market expansion plans remained on target during 2002. We strengthened our commitment to the Northern Wisconsin market by adding a second full service facility in Rhinelander. This newest addition joined our Eagle River location, which was established in 2001, and our first Rhinelander site, opened in 1998. With this latest expansion, we are even better equipped to provide a full array of excellent financial services, satisfying the individual needs of our current and prospective customers in the Northern Wisconsin market.

BRANCH LOCATIONS

MARKET EXPANSION



EAGLE RIVER
RHINELANDER
WAUSAU
MARATHON
TRIG'S FOODS
MAIN
MAIN
TRIG'S FOODS
STATE BANK
MARATHON
EASTSIDE
RIB MOUNTAIN



Top, left to right: Charles A. Ghidorzi, William M. Reif, Thomas R. Polzer, Thomas A. Riiser, Gordon P. Connor, John H. Sonnentag, William J. Fish
Bottom, left to right: Gordon P. Gullickson, David K. Kopperud, Patrick L. Crooks

BOARD OF DIRECTORS

GORDON P. GULLICKSON

Chairman of PSB Holdings, Inc.
Retired President of Peoples State Bank
Member – Investment & Asset/Liability Management, Loan, Audit, Merger & Acquisition, Stock Liquidity
Director since 1986

PATRICK L. CROOKS

Chairman of Peoples State Bank
Attorney, Crooks, Low, & Connell, S.C.
Chair – Directors & Strategic Planning Committee
Member – Audit, Investment & Asset/Liability Management, Loan, Stock Liquidity, Building, Compensation, Merger & Acquisition
Director since 1988

DAVID K. KOPPERUD

President and CEO of Peoples State Bank and PSB Holdings, Inc.
Member at large of committees
Director since 1999

GORDON P. CONNOR

President, Connor Management Corp.
Chair – Investment & Asset/Liability Management Committee, Merger & Acquisition Committee
Member – Directors & Strategic Planning, Stock Liquidity
Director since 1989

WILLIAM J. FISH

President, BILCO, Inc.
Chair – Loan Committee
Member – Investment & Asset/Liability Management, Directors & Strategic Planning, Compensation, Audit
Director since 1995

CHARLES A. GHIDORZI

President, C.A. Ghidorzi, Inc.
Chair – Compensation Committee
Member – Merger & Acquisition, Directors & Strategic Planning
Community Reinvestment Act Committee Representative
Director since 1997

THOMAS R. POLZER

President, Polzer LLC
Vice-President M&J Sports, Inc.
Chair – Audit Committee
Member – Compensation, Directors & Strategic Planning, Loan
Director since 1992

WILLIAM M. REIF

President, Wausau Coated Products, Inc.
Chair – Building & Branching Committee
Member – Merger & Acquisition, Directors & Strategic Planning
Director since 1997

THOMAS A. RIISER

Retired President of Riiser Oil Co., Inc.
Chair – Stock Liquidity & Investor Committee
Member – Merger & Acquisition, Building, Loan
Director since 1981

JOHN H. SONNENTAG

Chairman of the Board, County Materials Corporation
Member – Audit, Investment & Asset/Liability Management
Director since 2002



Top, left to right: Todd R. Toppen, Steve P. Meinel, Scott M. Cattanach
Bottom, left to right: David K. Kopperud, David A. Svacina

STRATEGIC PLANNING

GROWTH GOALS

- To profitably grow our bank beyond $500 million in assets
- To be a leading real estate and commercial lender in the markets we serve
- To provide a broad range of new financial services (trust, investment and other services) that will position the bank as a trusted financial advisor to our customers

The "Peoples Culture" requires employees to participate in civic, social, and local business development for the betterment of our communities. Management and employees of Peoples are proud of their participation in such areas, ranging from the arts to elected and volunteer positions with civic and nonprofit organizations in each of our markets. Making our local area a better place isn't just something we talk about; we live it.

SENIOR MANAGEMENT

DAVID K. KOPPERUD

President and CEO – Peoples State Bank and PSB Holdings, Inc. since 1999
Executive Vice President of Lending (1991-1998)
29 years of community banking experience
Joined the bank in July, 1991
Serves on Federal Reserve Community Bank Board, Chicago

DAVID A. SVACINA

Executive Vice President – Peoples State Bank
Vice President – PSB Holdings, Inc. since January, 2002
16 years of community banking experience
Joined the bank in January, 1996
Responsible for all retail functions of the bank

SCOTT M. CATTANACH

Chief Financial Officer – Peoples State Bank
Treasurer – PSB Holdings, Inc. since March, 2002
12 years of community banking experience
Joined the bank in March, 2002
Responsible for financial reporting, liquidity and funds management

TODD R. TOPPEN

Vice President – Peoples State Bank
Secretary of PSB Holdings, Inc. since March, 2002
Treasurer of PSB Holdings, Inc. (1995 – March, 2002)
20 years of community banking experience
Joined the bank in January, 1987
Responsible for operations and administrative areas of the bank

STEVE P. MEINEL

Vice President – Peoples State Bank
20 years of community banking experience
Joined the bank in March, 1999
Responsible for all lending functions of the bank



PSB Holdings, Inc. is chartered under Wisconsin law. As a bank holding company, it owns all of the issued and outstanding stock of Peoples State Bank of Wausau. The bank engages in general retail and commercial banking. The bank has six locations in addition to its principle office in Wausau.

PSB Holdings, Inc. is operated by and solely in the interest of its stockholders. As a stockholder, you are entitled to vote either in person or by proxy at the annual meeting.

The Annual Meeting will be held at 2:00 p.m. on Tuesday, April 15, 2003, at The Rose Garden located at 131 West Thomas Street, Wausau, Wisconsin.

Peoples
STATE BANK
Financial Advantage For Your Lifetime